CUSIP No. 23725P209	13G/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DARIOHEALTH CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

23725P209
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 23725P209	13G/A

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Soleus Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00% (1)
12		TYPE OF REPORTING PERSON*
OO

CUSIP No. 23725P209	13G/A

Item 1(a)	Name of Issuer: DarioHealth Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 8 HatToKhen Street Caesarea North Industrial Park, 3088900, Israel

Item 2(a)
Name of Person Filing:
The Reporting Person is Soleus Capital, LLC. Additionally, information is included herein with respect to (i) Soleus Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Soleus Master Fund”) and (ii) Soleus Capital Group, LLC, a Delaware limited liability company (“Soleus Group”).  The Reporting Person is the sole general partner of Soleus Master Fund and Soleus Group is the sole managing member of the Reporting Person.  Mr. Guy Levy is the sole managing member of Soleus Group and hereby disclaims beneficial ownership of shares held by any of the entities named herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence: 104 Field Point Road, 2nd Floor Greenwich, CT 06830

Item 2(c)	Citizenship: Delaware, U.S.A.

Item 2(d)	Title of Class of Securities: Common Shares

Item 2(e)	CUSIP Number: 23725P209

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

CUSIP No. 23725P209	13G/A

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.	Ownership. (a) Amount Beneficially Owned: 0. (b) Percent of Class: 0.00%. (c) Number of shares as to which the Reporting Person has: See Item 4(a) above.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications. Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

Soleus Capital, LLC,

By: Soleus Capital Group, LLC, its general partner

/s/ Guy Levy
Name: Guy Levy
Title: Managing Member